Exhibit 4.08

30 March 2004

Mr R L Clifford
Rio Tinto Limited

Dear Mr Clifford,

This letter supplements your Contract with Rio Tinto Ltd dated 30 March 2004 with immediate effect.

1.	With your consent, your contractual retirement age has been brought forward from the end of the month in which you attain age 62 to the end of the month in which you attain age 60.

2.	The Company will arrange to provide you with an additional benefit on your retirement. This additional benefit will be a lump sum calculated as the difference between the following multiples of Final Average Salary (as defined in the Rules of the Rio Tinto Staff Superannuation Fund). The multiples will be interpolated if you retire between these ages:

Age at retirement	Previous multiple	New multiple
57	6.11	6.47
58	6.29	6.65
59	6.47	6.83
60	6.65	7.00

If you die in service before retirement, an additional benefit will also be payable calculated as above, but replacing the age at retirement with the age of death.

The method of provision of the lump sum payable on retirement or on death in service will be determined by the Company in consultation with you or, in the case of death, your dependents.

This arrangement forms part of the your contractual conditions of employment. I would be grateful if you would sign a copy of this letter and return to Anette Lawless.

Yours sincerely

/s/ Paul D Skinner
Paul D Skinner
Chairman